VIA EDGAR

September 22, 2014

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:	ETFis Series Trust I (“Trust”) (File Nos. 333-187668 and 811-22819), on behalf of InfraCap REIT Preferred ETF (the “Fund”), a series of the Trust

Ladies and Gentlemen:

Pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended; and (3) Regulation S-T, please find Post-Effective Amendment No. 10 to the Registration Statement of the Trust (“Amendment”).

The Amendment is being filed pursuant to Rule 485(a) of the Securities Act for the purpose of adding each Fund as a new series of the Trust. The Amendment contains a Prospectus and Statement of Additional Information for the Funds, Part C, and the signature page.

If you have any questions or comments, please contact the undersigned at 336-607-7512. Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

CC: William J. Smalley, President of the Trust